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                              KIRKLAND & ELLIS LLP
                          AND AFFILIATED PARTNERSHIPS



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
                                      153 East 53rd Street
                                   New York, New York 10022
     Joshua N. Korff
To Call Writer Directly:                 212-446-4800                  Facsimile:
      212 446-4943                                                    212-446-4900
   jkorff@kirkland.com                 www.kirkland.com


                                January 30, 2007



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:    William Bennett
              Robert Carroll
              Kathleen Krebs
              Kyle Moffatt
              Larry Spirgel

RE:          CLEARWIRE CORPORATION
             REGISTRATION STATEMENT ON FORM S-1
             FILED DECEMBER 19, 2006

             AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JANUARY 8, 2007
             FILE NO. 333-133993

Ladies and Gentlemen:

         On behalf of our client, Clearwire Corporation, a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for your reference a complete copy of the above-captioned Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on January 29, 2007. A copy of Amendment No. 2 to the Form S-1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

         The Registration Statement reflects certain revisions in response to the comments in the letter to Mr. Broady R. Hodder, the Company's Vice President and General Counsel, dated January 17, 2007 from the staff of the Commission (the "Staff") regarding the Company's Registration Statement on Form S-1 filed December 19, 2006, as amended by Amendment No. 1





London       Los Angeles      New York      San Francisco       Washington, D.C.

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 2


to the Registration Statement on Form S-1 filed on January 8, 2007, which was filed solely for the purpose of filing exhibits. In addition, the Registration Statement updates certain of the disclosures contained in the December Registration Statement.

         We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Dollar amounts are in thousands unless otherwise stated herein.

                                     GENERAL

1. STAFF'S COMMENT: As appropriate, please update your disclosure to either the most recent practicable date or to the end of the last completed fiscal year.

         RESPONSE: Please be advised that the Company has updated the disclosure in the Registration Statement to the most recent practicable date or to the end of the last completed fiscal year.

2. STAFF'S COMMENT: Your December 22, 2006 letter indicates that you intend to revise in a subsequent amendment certain disclosure items in response to our letter dated June 9, 2006. Please be advised that we may have further comments at such time. In addition, confidential treatment is not appropriate for your entire response letter (only specific portions). Please resubmit your letter via EDGAR.

         RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on pages 49 and 50 in response to comments 36, 37 and 38 of your letter dated June 9, 2006. Please also note the Company's response to comment 13 of your letter dated January 17, 2007 provided below.

         Please be advised that the Company has revised the disclosure on page 65 in response to comment 44 of your letter dated June 9, 2006 to provide the material terms of the distribution agreement with Best Buy and the bundling agreement with AOL to the extent such disclosure does not conflict with the confidential nature of certain terms of these agreements. We respectfully advise the Staff that the Company has requested confidential treatment of these agreements, which were filed as exhibits on January 8, 2007.

         Please be advised that the Company has disclosed the total number of shares covered by the registration rights agreements on page 119 in response to comment 57 of your letter


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                              KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 3



         dated June 9, 2006.

         Please be advised that the Company has revised the disclosure on pages 106 and 118 in response to comments 66, 67 and 72 of your letter dated June 9, 2006. Please be advised that the Company intends to disclose the total number of shares subject to lock-up agreements in response to comment 72 upon receipt of executed lock-up agreements from its stockholders.

         Please be advised that the Company has resubmitted its response letter dated December 22, 2006 via EDGAR.

                              PROSPECTUS COVER PAGE

3. STAFF'S COMMENT: You list 10 underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 508(b)(8)(i) of Regulation S-K.

         RESPONSE: We respectfully advise the Staff that each of the underwriters listed on the prospectus cover page is (i) a managing underwriter (in the case of the first three underwriters listed) or
         (ii) co-managing underwriter (in the case of the following seven underwriters listed) as contemplated by Item 501(b)(8)(1) of Regulation S-K. We contemplate that the eventual underwriting syndicate will include a significantly greater number of total underwriters than those listed on the prospectus cover page due to the relatively large anticipated size of this offering.

                           PROSPECTUS SUMMARY, PAGE 1

4. STAFF'S COMMENT: Rather than summarizing your risk factors at the end of your summary, revise to integrate the most significant concerns within the summary to present a more balanced presentation. For example, when highlighting the founding of your company by Mr. McCaw on page 1, you should also caution investors that you are an early stage company with a history of losses. Your competitive strengths should be balanced against your competitive weaknesses. In addition, much of the information under "Our Corporate Information" is repetitive of information on your prospectus cover page. Please revise.




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                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 4


         RESPONSE: Please be advised that the Company has revised the disclosure on pages 2 through 4 in response to the Staff's comment.

                          COMPETITIVE STRENGTHS, PAGE 2

5. STAFF'S COMMENT: In light of the risk factor on page 11 that Sprint has announced plans to deploy a mobile WiMAX network, please substantiate your claim under "Differentiated Services" that no operator of DSL, cable or cellular networks currently delivers all of the characteristics that you do in a single service offering or make clear the fact that you expect such operators to provide these services in the near future.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 3 in response to the Staff's comment.

                              RICK FACTORS, PAGE 4

6. STAFF'S COMMENT: Quantify your total indebtedness to date in the seventh bullet point.

         RESPONSE: Please be advised that the Company has disclosed its total indebtedness on page 2 in response to the Staff's comment.

                              RISK FACTORS, PAGE 9

               IF WE DO NOT OBTAIN ADDITIONAL FINANCING..., PAGE 9

7. STAFF'S COMMENT: You indicate that you "will" need to obtain significant additional capital in both the short-term and the long-term to make future capital expenditures, cover operating expenses and service your existing debt. Quantify both here and in the Liquidity section to MD&A the amounts you will require in both-the short-term and the long-term. Furthermore, reconcile this statement with your statement under "Liquidity and Capital Resources" on page 39 indicating that your existing capital along with proceeds from this offering will be sufficient to fund your anticipated operations "for at least the next twelve months" and you "may" (as opposed to will) seek additional financing during this period.

         RESPONSE: Please be advised that the Company has revised the disclosure on pages 9, 40 and 44 in response to the Staff's comment.

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 5


         WE HAVE COMMITTED TO DEPLOY A WIRELESS BROADBAND NETWORK..., PAGE 10

8. STAFF'S COMMENT: To the extent reasonably known, disclose when you expect mobile WiMAX equipment to become commercially available.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 10 in response to the Staff's comment.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                         RESULTS OF OPERATIONS, PAGE 32

                    OVERVIEW AND RECENT DEVELOPMENTS, PAGE 32

9. STAFF'S COMMENT: In addition to the detailed disclosure located in the Certain Relationships and Related Transactions section, please also provide here a discussion of the recent business relationships and agreements entered into with Intel and Motorola, including the collaboration and revenue sharing agreements with Intel and the commercial agreements with Motorola. This discussion should not merely repeat disclosure located elsewhere but rather should address the reasons why the company entered into these agreements, including from a financing perspective, as well as management's belief as to how these relationships and agreements will impact the company moving forward in terms of operating results and financial condition.

         RESPONSE: Please be advised that the Company has revised the disclosure on pages 32 and 33 in response to the Staff's comment.

10. STAFF'S COMMENT: Please disclose your churn rate in the third paragraph and provide management's assessment as to how this compares with your competitors.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 32 to provide its churn rate. We respectively advise the Staff that management does not believe a comparison of the Company's churn rate to those of its competitors is meaningful because the churn rates of its competitors significantly differ across the markets in which the Company competes.

11. STAFF'S COMMENT: We note the disclosure in the sixth paragraph regarding the sale of your NextNet subsidiary to Motorola. Please quantify the portion of your revenues that were generated from equipment sales through NextNet during the relevant periods. In doing so, provide management's discussion and analysis of the business reasons for

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 6

         selling NextNet and for exiting the equipment sector, which we note has had a major impact on your financial results.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 33 in response to the Staff's comment.

                    LIQUIDITY AND CAPITAL RESOURCES, PAGE 39

           FUTURE LIQUIDITY AND CAPITAL RESOURCE REQUIREMENTS, PAGE 43

12. STAFF'S COMMENT: Please provide quantified disclosure as to what your liquidity and capital resource requirements will be over the next twelve months.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 44 in response to the Staff's comment.

SIGNIFICANT FACTORS, ASSUMPTIONS, AND METHODOLOGIES USED IN DETERMINING THE FAIR
                       VALUE OF OUR CAPITAL STOCK, PAGE 47

13. STAFF'S COMMENT: We are deferring any evaluation of stock compensation regarding the issuance of stock options to employees and non-employees until the estimated offering price and additional disclosures required by our previous comments 36 and 38 are included in the document. In this regard we reiterate that you should revise management's discussion and analysis to include a discussion of each significant factor contributing to the difference between the fair value at the date of each grant and the estimated IPO price, quantifying the value associated with each milestone. In addition, you should disclose the reasons for any variance between your stock valuation and the expected initial public offering range for any stock options grants issued in December 31, 2005 and subsequently.

         RESPONSE: Please be advised that the Company has revised the disclosure on pages 49 and 50 of the Registration Statement in response to the Staff's comment. Please also be advised that the Company will update the table of option exercises to include fourth quarter grants in a future amendment to the Registration Statement that will include the financial statements for the year ended December 31, 2006. For the purposes of your evaluation please be advised that option grants in the fourth quarter of 2006 and subsequent to year end totaled 109,833 all of which had an exercise price of $18 per share after giving effect to the reverse stock split. All of these options were granted on

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 7

         October 11, 2006. The Company has not granted any additional options subsequent to this date.

                        WHOLE SALE DISTRIBUTION, PAGE 63

14. STAFF'S COMMENT: We note that you have distribution partners that re-market your services, for example AOL. Please provide us with additional details of these agreements. Tell us how you record revenue under these agreements. In addition, tell us how you considered EITF 99-19 in your accounting.

         RESPONSE: The Company's response to this comment is provided in the supplemental letter to the Staff dated January 30, 2007 for which the Company is seeking confidential treatment pursuant to 17 C.F.R. Section 200.83.

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30 , 2007
Page 8


          EXECUTIVE COMPENSATION, COMPENSATION DISCUSSION AND ANALYSIS, PAGE 80

15. STAFF'S COMMENT: We note your statement in the third paragraph that "We do not directly compensate Mr. McCaw for his services as a director, a member of the compensation committee and our Chairman and Co-Chief Executive Officer." You go on to state that Mr. McCaw is indirectly compensated for his services pursuant to an advisory services contract between the company and ERI. We further note your statement on page 100 that as the sole owner of ERI, Mr. McCaw has an interest in all amounts paid by you to ERI. The Commission's recent Executive Compensation and Related Person Disclosure release located at http://www.sec.gov/rules/final/2006/33-8732a.pdf requires that all forms of compensation be disclosed in tabular format, including both cash and non-cash compensation. This requirement applies to amounts paid by the company to Mr. McCaw pursuant to the advisory services agreement. See Item 402(a)(2) of Regulation S-K. As such, please allocate in the appropriate table(s) all amounts paid to Mr. McCaw by ERI for services rendered to the company during all appropriate periods. This disclosure would include both cash amounts received for advisory services and out-of-pocket expenses, as well as all non-cash amounts, such as the stock options granted to Mr. McCaw and the warrants issued to ERH to purchase

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 9

         1,125,000 shares of your common stock at an exercise price of $1.00 per share. With respect to the warrants, we note that Mr. McCaw is the sole owner of ERI, the manager of ERH.

         RESPONSE: Please be advised that the Company has revised the disclosure on pages 83 and 86 in response to the Staff's comment. Please note that there were no non-cash awards granted in 2005 or 2006, the periods the Company presents in "Compensation Discussion and Analysis."

                  COMPENSATION DISCUSSION AND ANALYSIS, PAGE 80

16. STAFF'S COMMENT: The last sentence to the third paragraph indicates that the compensation committee does not take into account the compensation ERI pays to your executives when determining your executive compensation policies, programs or awards to those individuals. Clarify that the reference to "executives" does not include Mr. McCaw. In doing so, and in light of the above comment requesting disclosure of the amounts paid to Mr. McCaw by the company pursuant to the advisory services agreement with ERI, please address the consideration given by your executive compensation committee to your compensation policies, programs or awards as applied to Mr. McCaw, including all non-cash amounts awarded to either Mr. McCaw or to ERH. Specifically discuss how the company's previous warrant issuances to ERH and option grants to Mr. McCaw factored into Mr. McCaw's compensation and whether additional non-cash awards are planned, directly or indirectly, in connection with his role as Chairman and Co-Chief Executive Officer.

         RESPONSE: Please be advised that the Company has revised the disclosure on page 83 in response to the Staff's comment. We respectively advise the Staff that the Company's compensation committee has not historically considered the amounts paid pursuant to the advisory services agreement, the warrants issued to ERH or the options granted to Mr.McCaw as compensation for his services as a director, a member of the compensation committee and Chairman and Co-Chief Executive
         Officer. In connection with this offering, the parties to the Advisory Services Agreement have agreed to terminate the agreement effective January 31,2007. The Company will pay ERI a pro rata portion of the advisory services fee based on the portion of the contract year occurring prior to termination, and will reimburse ERI for expenses incurred prior to the termination date. After the termination of the Advisory Services Agreement the Company will pay Mr. McCaw annual compensation in his capacity as its Chairman of $300,000 per year plus expense reimbursements, subject to subsequent modification by the Company's board of directors.

                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 10


                              FINANCIAL STATEMENTS

                    NOTE 3 STRATEGIC TRANSACTIONS, PAGE F-14

                               NEXTNET, PAGE F-14

17. STAFF'S COMMENT: We note that you indicate that the Class A common stock was valued at $1.00 per share by an independent third party appraiser. While you are not required to make reference to independent valuations, if you do, you should also disclose the name of the expert and include the consent of the expert if the reference is made in a 1933 Act filing. Please revise this note and elsewhere in the document where you make reference to independent appraisers.

         RESPONSE: Please be advised that the Company has removed the reference to the independent third party appraiser on page F-14.

18. STAFF'S COMMENT: It appears that the sale of NextNet is a significant disposition that will require you to include pro forma income statements for the most recent interim period and year end in accordance with Article 11 of Regulation S-X

         RESPONSE: Please be advised that the Company has evaluated the reporting requirements of Article 11 of Regulation S-X, specifically Rule 11-01(a)(4) and Rule 11-01(b)(2), in evaluating the requirement for pro forma financial statements as a result of the sale of NextNet. The Company performed the significance tests under Rule 1-02(w) as of and for the most recent completed fiscal year prior to the sale. The NextNet business did not meet any of the materiality thresholds under Rule 1-02(w). The tests yielded the following results:

         1) The Company's investment in NextNet was 3% of Clearwire's consolidated total assets as of December 31, 2005.

         2) NextNet's total assets as of December 31, 2005 were 4% of Clearwire's consolidated total assets as of the same period.

         3) NextNet's income before income taxes for fiscal year 2005 was 2% of Clearwire's consolidated loss before income taxes, excluding NextNet for the same period.


                                    * * * * *




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                               KIRKLAND & ELLIS LLP

Clearwire Corporation
January 30, 2007
Page 11




         We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4943.

                                             Sincerely,


                                             /S/ Joshua N. Korff
                                             ----------------------------------
                                             Joshua N. Korff

Enclosure


cc: Broady R. Hodder, Vice President and General Counsel, Clearwire Corporation Larry Hile, Deloitte & Touche LLP
     Marcus J. Williams, Davis Wright Tremaine LLP
     William H. Hinman, Jr., Simpson Thacher & Bartlett LLP